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                                                                                            EXHIBIT 12
                               OHIO POWER COMPANY
                       Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)
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                                                                  Year Ended December 31,
                                                       1997       1998      1999       2000      2001
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . . . .  $ 45,540  $ 33,663   $ 25,506   $ 22,901  $ 19,898
  Interest on Other Long-term Debt . . . . . . . .    29,620    38,520     49,125     58,605    61,960
  Interest on Short-term Debt. . . . . . . . . . .     4,519     5,821      8,327      8,614    14,628
  Miscellaneous Interest Charges . . . . . . . . .     4,464     4,617      5,016     34,417     4,806
  Estimated Interest Element in Lease Rentals. . .    52,900    59,300     53,400     51,600    48,200
        Total Fixed Charges. . . . . . . . . . . .  $137,043  $141,921   $141,374   $176,137  $149,492

Earnings:
  Income Before Extraordinary Item     . . . . . .  $208,689  $209,925   $212,157   $102,613  $165,793
  Plus Federal Income Taxes. . . . . . . . . . . .   121,559   112,087    130,814    208,737    83,990
  Plus State Income Taxes. . . . . . . . . . . . .     2,655     2,742      1,677     (3,058)   15,003
  Plus Fixed Charges (as above). . . . . . . . . .   137,043   141,921    141,374    176,137   149,492
       Total Earnings. . . . . . . . . . . . . . .  $469,946  $466,675   $486,022   $484,429  $414,278

Ratio of Earnings to Fixed Charges . . . . . . . .      3.42      3.28       3.43       2.75      2.77
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